FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of August, 2003

Commission File Number 1-15224




                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


             Form 20-F      X             Form 40-F
                        ---------                    ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


             Yes                            No            X
                        ---------                    ----------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                                                 BUSINESS NEWS


IMMEDIATE RELEASE


                  CEMIG REPORTS SECOND QUARTER 2003 EARNINGS

     Belo Horizonte, Brazil, August 4, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), a leading fully-integrated electricity company in Brazil and its subsidiaries ("Grupo CEMIG") today reported net income of R$535,463 in the six-month period ended June 30, 2003 compared to a net loss of R$894,796 in the six-month period ended in June 30, 2002.

     In the 2003 period, the consolidated income was positively impacted by an increase in electricity sales and in financial income arising from valuation of the Brazilian real against the U.S. dollar. In the 2002 period, the result was negatively impacted by the provision for losses on receivables from Minas Gerais State Government and financial expenses arising from devaluation of the Brazilian real against the U.S. dollar.

     Djalma Bastos de Morais, CEMIG's CEO, said: "We are continuing the Company's recovering process after the rationing. The quarterly result, a net income of R$384 million, shows, a significant improvement compared to the previous quarters, as a result of the guidance emanated from the Board of Directors and of the actions taken by the Board of Executive Officers, which always aim at maximizing shareholder value. We also continued our capital expenditure that reached R$525 million, which allowed us to not only to continue our expansion projects, but also to connect new customers, enabling us to accomplish our goal of connecting all customers within the Minas Gerais state."

     CEMIG's CFO, Flavio Decat de Moura stated that: "despite the difficult climate we faced last year because of the Real devaluation and the delay of the financial resources promised in the ambit of the General Agreement of the Electricity Sector, we are gradually improving CEMIG's financial performance. We continue to aim towards returning to prior levels. Our indebtedness reached R$3,173 million compared to R$3,616 at the end of the first quarter, a reduction of 12.2%, which brought the debt over shareholders' equity ratio to 33%, a very positive level. We still have some pending matters related to the General Agreement of the Electricity Sector, besides the latest progress. Nevertheless, we can assure our shareholders that the cost-cutting and capital expenditure revision actions already taken will result in significant gains in the next quarters. We have


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confidence that, if the conjuncture remains stable and we would receive all predicted resources, we will be presenting results that we judge will be very attractive to investors."

     Electricity gross sales were R$3,343,434 in the six-month period ended in June 30, 2003 compared to R$2,592,824 in the six-month period ended in June 30, 2002, an increase of 28.95%. This result was due to:

     o rate average increase of 10.51% starting in April 8, 2002 (full effect in 2003);
     o    rate average increase of 31.53% starting in April 8, 2003
     o increase in Emergency capacity charge collected in the six-month period ended in June 30, 2003;
     o    1.78% increase in electricity volume sold to final customers.

     Electricity gross sales to final customers were R$3,313,687 in the six-month period ended in June 30, 2003 compared to R$2,543,452 in the six-month period ended in June 30, 2002, representing an increase of 30.28%. This increase resulted from the rate increase of 10.51% and 31.53% in April 2002 and 2003, respectively, and a 2.12% rise in electricity sales volume. The most representative markets, residential and commercial markets increased 6.13% and 4.91% respectively, and industrial market decreased 0.75%.

The increase in electricity gross sales was additionally impacted by Emergency capacity charge collected in power bills, R$139,228 in the six-month period ended in June 30, 2003 compared to R$41,237 in the six-month period ended in June 30, 2002 (this charge started being collected in March 2002). The significant change between periods is a result of the retroactive amounts collected in 2003, of part of the Emergency capacity charge related to the period from July 2, 2002 to October 8, 2002, in the amount of R$46,468, due to a injunction which did not allow that amount to be collected in the 2002 period.

     Operating expenses were R$2,113,422 in the six-month period ended in June 30, 2003 compared to R$1,916,439 in the six-month period ended in June 30, 2002, an increase of 10.28%, mainly due to an increase in Personnel expenses, Gas purchased for resale and Operating provisions in counterpart of a decrease in Employee post-retirement benefits. The main variations in expenses are described below:

     Personnel expenses were R$316,324 in the six-month period ended in June 30, 2003 compared to R$265,182 in the six-month period ended in June 30, 2002, an increase of 19.29%, due mainly to salary increases of


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11.45% in November 2002, an increase of 0.63% in the average number of CEMIG's employees (11,420 employees in the six-month period ended in June 30, 2003 compared to 11,348 employees in the six-month period ended in June 30, 2002), and a reduction in Personnel expenses transferred to Construction in progress.

     Electricity purchased for resale were R$680,338 in the six-month period ended in June 30, 2003 compared to R$662,237 in the six-month period ended in June 30, 2002, representing an increase of 2.73%. This variation is a result of an increase in expenses for energy purchased from Itaipu, R$558,225 in the six-month period ended in June 30, 2003 compared to R$475,033 in the six-month period ended in June 30, 2002, partially offset by a decrease in MAE transaction expenses, R$39,428 in the six-month period ended in June 30, 2003 compared to R$109,966 in the six-month period ended in June 30, 2002. The higher MAE expenses in the six-month period ended in June 30, 2002 is due to the significantly higher rates presented during that period, principally in January and February, months in which the Electricity Rationing Plan was in force.

     Depreciation and amortization expenses were R$280,999 in the six-month period ended in June 30, 2003 compared to R$270,843 in the six-month period ended in June 30, 2002, representing an increase of 3.75%, due basically to the launch of additional distribution network and lines.

     Outside services were R$139,112 in the six-month period ended in June 30, 2003 compared to R$111,736 in the six-month period ended in June 30, 2002, representing an increase of 24.50%, due to the adjustment of service contract prices, mainly related to delivery of bills to consumers, maintenance of facilities and electric equipments.

     Employee post-retirement benefit expenses were R$23,753 in the six-month period ended in June 30, 2003 compared to R$108,499 in the six-month period ended in June 30, 2002, representing a reduction of 78.11%. The decrease in expenses is due basically to the estimate for 2003 of a lower increase in projected benefit obligations, compared to a higher profitability expected for plan assets.

     Operating provisions were R$80,213 in the six-month period ended in June 30, 2003 compared to R$8,419 in the six-month period ended in June 30, 2002, representing an increase of 852.76%. This increase is due to the


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complementary provision for losses on realization of the special rate adjustment, in the amount of R$20,966, recorded in the six-month period ended in June 30, 2003 and to the Allowance for doubtful accounts of R$31,160 recorded in the six-month period ended in June 30, 2003 compared to a reversion of R$3,162 recorded in the six-month period ended in June 30, 2002. The reversion in Allowance for doubtful accounts recorded in the prior period is the result of significant overdue amounts collected from an industrial customer.

     Fuel consumption quota expenses were R$157,490 in the six-month period ended in June 30, 2003 compared to R$160,004 in the six-month period ended in June 30, 2002, representing a reduction of 1.57%. Fuel consumption quota refers to operating costs of thermoelectric plants in the Brazilian isolated and interconnected energy system prorated among electric concessionaires through ANEEL resolution.

     Gas purchased for resale expenses were R$76,746 in the six-month period ended in June 30, 2003 compared to R$45,059 in the six-month period ended in June 30, 2002, an increase of 70.32%. These expenses refer to gas purchased by GASMIG. This variation is a result of a gas price increase, partially offset by a 10.03% reduction in the volume of gas acquired, in the amount of 199,628 thousand m3 in the six-month period ended in June 30, 2003, compared to 221,876 thousand m3 in the six-month period ended in June 30, 2002, resulting from lower purchases from thermoelectric plants.

     Financial income was impacted by the main factors described as follows:

     o Investment income earned in the amount of R$14,953 in the six-month period ended in June 30, 2003 compared to R$95,095 in the six-month period ended in June 30, 2002. In the prior period, there was a higher volume of investments because of debentures issued on November 2001, whose proceeds were applied in CEMIG's Investment Plan during the year of 2002, justifying the reduction in revenues. Additionally, losses from not redeemed financial instruments denominated in U.S. dollars contributed to the decrease of the Investment income in the six-month period ended in June 30, 2003, as the Company recorded an expense in the amount of R$17,747.


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     o    Foreign net exchange gains in the amount of R$341,191 in the six-month period ended in June 30, 2003 compared to foreign net exchange losses of R$314,998 in the six-month period ended in June 30, 2002, which are principally related to loans and financing denominated in foreign currencies. In the six-month period ended June 30, 2003, the Brazilian real appreciated 18.72% over the U.S. dollar, compared to a 22.58% devaluation in the same period of 2002.
     o Net revenues from monetary restatement of CVA amounting to R$41,044 in the six-month period ended in June 30, 2003 compared to R$6,031 in the six-month period ended in June 30, 2002. This variation is a result of higher average balance of CVA, basis to be restated by SELIC, in the six-month period ended in June 30, 2003 compared to the same prior period.
     o Interest and monetary restatement expenses on loans and financing amounting to R$182,573 in the six-month period ended in June 30, 2003 compared to R$139,733 in the same prior period. This increase is due to the higher debt level denominated in local currency and the raise in its inflationary restatement indexes in the six-month period ended in June 30, 2003. The Indice Geral de Precos - IGP-M (General Price Index), main index of these contracts, presented a variation of 5.89% in the six-month period ended in June 30, 2003 compared to a 3.48% variation in the same prior period.
     o Reversion of the provision for valuation marketable securities of Brazilian National Treasury Notes in the amount of R$45,543 in the six-month period ended in June 30, 2003 compared to a provision of R$20,828 in the six-month period ended in June 30, 2002, due to the lower discount imposed by financial markets on transactions involving Federal government long-term bonds.
     o Interest on capital declared in the six-month period ended in June 30, 2002 in the amount of R$120,000.

     Non-operating expenses were R$12,693 in the six-month period ended in June 30, 2003 compared to R$1,059,172 in the six-month period ended in June 30, 2002. This variation is due to a provision for loss recorded in the prior period, in the amount of R$1,045,325, related to the Second Amendment of Credit Assignment Contract for CRC signed with the Minas Gerais State Government.


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     The CEMIG Group recorded income tax expenses of R$313,765 in the six-month period ended in June 30, 2003, representing 36.98% of pre-tax income.

     In the six-month period ended in June 30, 2002, the income tax expenses were R$22,360 in relation to a pre-tax loss of R$1,001,091. Basically this result is due to the provision for loss recorded in the amount of R$1,045,325, which was considered a not deductible expense for Income and Social Contribution Tax purposes.

Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.



Contacts:

Luiz Fernando Rolla                                 Eliza Gibbons
Investor Relations Officer CEMIG                    The Anne McBride Company
Tel. +55-31-3299-3930                               Tel. 303-477-1350
Fax  +55-31-3299-3933                               Fax  212-983-1736
lrolla@cemig.com.br                                 eliza@annemcbride.com


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
Chart I

----------------------------------------------------------------------------------------------------------------------------------
                                                       Statement of Income (consolidated)
                                                           Values in million of Reais
----------------------------------------------------------------------------------------------------------------------------------
                                                2003                                              2002
                                ----------------------------------------  --------------------------------------------------------
                                Year to Date       2nd Q.      1st Q.      Year       4th Q.      3rd Q.     2nd Q.     1st Q.
------------------------------- ----------------  ----------  ----------  ---------  ----------  ---------- ---------- -----------
Net Revenue                                2,544       1,456       1,088      5,119       1,298       1,539      1,043      1,239
Operating Expenses                       (2,113)     (1,148)       (965)    (4,593)     (1,186)     (1,490)      (954)      (963)
EBIT                                         431         308         123        525         111          49         89        276
EBITDA                                       712         449         263      1,076         254         187        227        408
Financial Result                             431         273         158      (616)         142       (450)      (374)         66
Non-Operating Result                        (13)         (4)         (9)       (27)         (7)         (6)        (7)        (7)
Extraordinary loss                             -           -           -    (1,045)           -           -    (1,045)          -
Income tax, social contribution
and deferred income tax                    (314)       (194)       (120)       (71)       (198)         149         93      (115)
Interest on capital reversal                   -           -           -        220         100           -        120          -
Minority interest                              -           -           -         12           1           2          9          -


Net Income                                   535         383         152    (1,002)         149       (256)    (1,115)        220
----------------------------------------------------------------------------------------------------------------------------------


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
Chart II

-------------------------------------------------------------------------------------------------------------------------------
                                    Operating Revenues (consolidated)
                                        Values in million of Reais
-------------------------------------------------------------------------------------------------------------------------------
                                                 2003                                            2002
                              ------------------------------------------  -----------------------------------------------------
                                 Year to Date      2nd Q.      1st Q.      Year      4th Q.     3rd Q.     2nd Q.     1st Q.
----------------------------- ------------------  ----------  ----------  --------- ---------- ---------- ---------- ----------
Retail Sales                               3,314       1,860       1,454      5,458      1,515      1,400      1,402     1,141
Extraordinary Revenues                         -           -           -        275          6          8       (54)       315
Wholesale                                     30          26           4        534         45        439         11        39
Transmission Grid Revenue                    123          65          58        185         51         54         42        38
Others                                       158          90          68        300        129         67         61        43
Deductions                               (1,081)       (585)       (496)    (1,633)      (448)      (429)      (419)     (337)


Net Revenues                               2,544       1,456       1,088      5,119      1,298      1,539      1,043     1,239
-------------------------------------------------------------------------------------------------------------------------------


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
Chart III
------------------------------------------------------------------------------------------------------------------------------------
                                         Operating Expenses (consolidated)
                                             Values in million of Reais
------------------------------------------------------------------------------------------------------------------------------------
                                                       2003                                           2002
                                    ------------------------------------------  ----------------------------------------------------
                                       Year to Date       2nd Q.     1st Q.      Year     4th Q.     3rd Q.     2nd Q.     1st Q.
----------------------------------- -------------------  ---------- ----------  -------- ---------- ---------- ---------- ----------
Energy Purchased                                    681         389        292     1,733        278        793        302       360
Labor                                               339         182        157       553        155        133        132       133
Depreciation and amortization                       281         141        140       551        142        138        139       132
CCC                                                 157          64         93       345         92         92         91        70
Transmission Grid Charges                           157          80         77       298         78         78         77        65
Outsourced Services                                 139          74         65       265         85         68         60        52
Forluz - Employee post-retirement
benefits                                             24          17          7       145       (17)         54         54        54
Other Expenses                                      335         201        134       703        373        134         99        97


Total                                             2,113       1,148        965     4,593      1,186      1,490        954       963
------------------------------------------------------------------------------------------------------------------------------------


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
Chart IV
Breakdown of electricity sales (consolidated)

-----------------------------------------------------------------------------------------------------------------------------------
                                     No. of consumers                          MWh                                R$ thousand
-----------------------------------------------------------------------------------------------------------------------------------
                                     June 30th                  6 months ending June 30th              6 months ending June 30th
                        -----------------------------------  -------------------------------------  -------------------------------
                                   2003              2002           2003                    2002           2003             2002
----------------------- -----------------  ----------------  --------------   --------------------  -------------   ---------------
Residential                     4,663,858         4,559,274       3,315,583              3,123,939      1,101,002          835,354
Industrial                         68,477            68,110      10,713,332             10,794,168      1,289,312        1,021,778
Commercial, services
and other                         518,266           509,599       1,722,015              1,641,481        485,208          377,678
Rural                             351,753           329,619         758,441                713,061        138,353          107,251
Others                             53,283            51,958       1,227,021              1,096,118        226,771          167,452
Own consumption                     1,337             1,364          27,443                 24,425              -                -
Unbilled supply, net                    -                 -               -                      -         73,041           33,939

Wholesale                               4                 4         103,411                158,412          8,429           10,685
Transaction on the MAE                  -                 -               -                      -         21,318           38,687
CONSOLIDATED TOTAL              5,656,978         5,519,928      17,867,246             17,551,604      3,343,434        2,592,824
-----------------------------------------------------------------------------------------------------------------------------------







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
Chart V
----------------------------------------------------------------------------------------------------------------------------------
                                                 Financial Result breakdown (consolidated)
                                                        Values in million of Reais
----------------------------------------------------------------------------------------------------------------------------------
                                                         2003                                            2002
                                        ----------------------------------------  ------------------------------------------------
                                          Year to Date      2nd Q.       1st Q.       Year      4th Q.    3rd Q.    2nd Q.  1st Q.
--------------------------------------- --------------  -----------  -----------  ---------  ---------  --------  -------- -------
Financial Income
Investment income earned                            15          (4)           19        236        39       102        65      30
Charges on overdue bills                            26           13           13         43        14        10        11       8
CRC assignment agreement - interest on
arrears and monetary variation                      82           17           65        308       128        82        56      42
Monetary restatement of Parcel A costs             224          150           74        199         -        61        76      62
Foreign exchange gains                             356          248          108         75       (7)        53        23       6
PASEP and COFINS on financial income              (39)         (23)         (16)       (45)      (15)      (16)       (8)     (6)
Others                                               3         (28)           31         51      (52)        87         7       9
                                                   667          373          294        867       107       379       230     151

Financial Expenses
Interest on loans and financing                  (150)         (76)         (74)      (251)      (67)      (60)      (67)    (57)
Foreign exchange losses                           (15)         (12)          (3)      (803)       166     (625)     (342)     (2)
Monetary restatement losses - Loans and
financing                                         (32)            4         (36)      (101)      (31)      (54)      (12)     (4)
Financial transaction tax ("CPMF")                (16)          (7)          (9)       (28)       (9)       (7)       (7)     (5)
Marketable security loss provision                  45           19           26       (61)         9      (49)      (26)       5
Advance sales of electric energy                     -            -            -       (10)         -       (6)       (4)       -
Others                                            (68)         (28)         (40)        (8)        66      (27)      (26)    (21)
                                                 (236)        (100)        (136)    (1,262)       134     (828)     (484)    (84)


Interest on capital                                  -            -            -      (220)     (100)         -     (120)       -

                                                   431          273          158      (615)       142     (450)     (374)      67
----------------------------------------------------------------------------------------------------------------------------------
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
Chart VI
-----------------------------------------------------------------------------------------------------------------------------------
                                                     Related party transactions
                                                     Values in million of Reais
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             06/30/2003                      03/31/2003
                                                                      ----------------------------   ------------------------------
                                                                        State of Minas Gerais           State of Minas Gerais
                                                                             Government                      Government
-------------------------------------------------------------------   ----------------------------   ------------------------------
ASSETS
Current Assets
Customers and distributors                                                                      13                              10
Tax Recoverable -
       State VAT recoverable                                                                    23                              24
Noncurrent assets
Account receivable from Minas Gerais State Government                                          837                             820
Tax Recoverable -
       VAT recoverable                                                                          88                              79

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Taxes, fees and charges
         VAT - ICMS payable                                                                    155                             128
Interest on capital and Dividends                                                               50                              50
Long-term liabilities
Debentures                                                                                      27                              27

                                                                          2nd QUARTER 2003                2nd QUARTER 2002
                                                                      ----------------------------   ------------------------------
FINANCIAL
Electricity sales                                                                               15                              11
Deductions from operating revenues - ICMS                                                    (680)                           (538)
Financial Income-
       Monetary restatement and interest on CRC assignment agreement                           185                              97
-----------------------------------------------------------------------------------------------------------------------------------

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
Chart VII


Share ownership

------------------------------------------------------------------------------------------------------------------------------------
                                                                 Number of shares as of June 30, 2003
                                    ------------------------------------------------------------------------------------------------
                 Shareholders                Common            %              Preferred           %             Total            %
----------------------------------- --------------------  -------   ---------------------   --------   -------------------  --------
State of Minas Gerais                     36,119,657,399     51.0           3,030,572,489        3.3        39,150,229,888     24.1
Southern Electric Brasil Part. Ltda.      23,362,956,173     33.0                       -          -        23,362,956,173     14.4
Other                                         35,827,856      0.1             131,656,501        0.1           167,484,357      0.1
Local                                      9,045,406,902     12.8          47,462,819,554       52.0        56,508,226,456     34.8
Foreign                                    2,310,319,593      3.3          40,654,602,558       44.5        42,964,922,151     26.5
Total                                     70,874,167,923    100.0          91,279,651,102      100.0       162,153,819,025    100.0
------------------------------------------------------------------------------------------------------------------------------------

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
Chart VIII
---------------------------------------------------------------------------------------------------------------
                                        BALANCE SHEETS (consolidated)
                                                    ASSETS
                                          Values in million of Reais
---------------------------------------------------------------------------------------------------------------
                                                                          2003                     2002
                                                           ----------------------------------  ----------------
                                                               06/30/2003       03/31/2003        12/31/2002
---------------------------------------------------------  -----------------  ---------------  ----------------
CURRENT ASSETS
Cash and cash equivalents                                                274              278              123
Consumers and Distributors                                             1,046              861              882
Dealership - Rate adjustment                                             292              270              258
Dealership - Energy transportation                                        22               20               18
Dealers - Transactions on the MAE                                        140               94               83
Tax recoverable                                                           64               76               21
Rationing Bonds and costs                                                 22               27                -
Materials and supplies                                                    21               20               21
Prepaid expenses - CVA                                                    47                2              226
Receivable from Federal Government - Loss revenue related
to low-income customers                                                   87               64               42
Other                                                                     96              110              146
                                                                       2,111            1,822            1,820
NONCURRENT ASSETS
Account receivable from Minas Gerais State Government                    837              820              755
Consumers - Rate adjustment                                            1,116            1,145            1,150
Prepaid expenses - CVA                                                   450              521              195
Tax credits                                                              453              540              541
Marketable securities - Available for sale                                75               73               53
Rationing - Bonds and adaptation costs                                    23               25               52
Dealers - Transactions on the MAE                                        436              463              463
Recoverable taxes                                                        118              110               82
Escrow account in connection with litigations                             68               67               66
Other receivables                                                         79               77              106
                                                                       3,655            3,841            3,463
PERMANENT ASSETS
Investments                                                              737              686              608
Property, plants and equipment                                         7,946            7,915            7,898
Deferred charges                                                          23               24               25
                                                                       8,706            8,625            8,531
TOTAL ASSETS                                                          14,472           14,288           13,814
---------------------------------------------------------------------------------------------------------------

[CEMIG LOGO]    [DOW JONES SUSTAINABILITY INDEXES MEMBERSHIP LOGO]

[LATIBEX LOGO]            [LEVEL 1 BOVESPA LOGO]        [CIG LISTED NYSE LOGO]


----------------------------------------------------------------------------------------------------------------------
                                            BALANCE SHEETS (consolidated)
                                        LIABILITIES AND SHAREHOLDERS' EQUITY
                                             Values in million of Reais
----------------------------------------------------------------------------------------------------------------------
                                                                                2003                      2002
                                                                 -----------------------------------  ----------------
                                                                     06/30/2003        03/31/2003        12/31/2002
--------------------------------------------------------------   -----------------  ----------------  ----------------
CURRENT LIABILITIES
Suppliers                                                                    1,202             1,085            1,275
Taxes payable                                                                  347               277              151
Loan, Financing and Debentures                                                 680               950              834
Payroll and related charges                                                    119               103              108
Interest on capital and dividends                                              203               204              211
Employee post-retirement benefits                                              244               177              181
Regulatory charges                                                             182               151               94
Profit Sharing                                                                  23                30               26
Other                                                                          103                75               81
                                                                             3,103             3,052            2,961
LONG-TERM LIABILITIES
Loan and Financing                                                           1,626             1,753            1,717
Debentures                                                                     868               913              834
Employee post-retirement benefits                                            1,533             1,604            1,656
Suppliers - wholesale                                                          334               355              334
Taxes, fees and charges                                                        317               331              217
Reserve for contingencies                                                      357               334              315
Other                                                                           90                85               70
                                                                             5,125             5,375            5,143
                                                                                 -                 -                -
PARTICIPATION IN ASSOCIATE COMPANIES                                            28                28               29

SHAREHOLDERS' EQUITY
Paid-in Capital                                                              1,622             1,622            1,622
Capital reserves                                                             4,032             4,032            4,032
Retained earnings (losses)                                                     535               152                -
                                                                             6,189             5,806            5,654
Funds for capital increase                                                      27                27               27
                                                                             6,216             5,833            5,681
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  14,472            14,288           13,814
----------------------------------------------------------------------------------------------------------------------

                                  Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA ENERGETICA DE MINAS
                                 GERAIS - CEMIG




                                 By:   /s/  Flavio Decat de Moura
                                      -------------------------------
                                       Name:  Flavio Decat de Moura
                                       Title: Chief Financial Officer
                                              and Investor Relations Officer




Date:     August 7, 2003